Unified for Progress Inc.

Consolidated Financial Statements For The Periods Ended

December 31, 2020 and 2021

With Independent Accountant's Review Report

TABLE OF CONTENTS

Miles
Edwards
CPA

To Management
Unified For Progress, Inc.
Austin, TX

I have reviewed the accompanying balance sheets of Unified For Progress, Inc. as of December 31, 2020 and 2021, and the related statements of income, statements of equity, and statements of cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Miles Edwards CPA, LLC
July 17, 2022

Unified For Progress, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PP)
ASSETS		
Current Assets		
Bank Accounts	**$16,730**	**$10,044**
Total Current Assets	**$16,730**	**$10,044**
TOTAL ASSETS	**$16,730**	**$10,044**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	**$4,036**	**$2,441**
Total Current Liabilities	**$4,036**	**$2,441**
Total Liabilities	**$4,036**	**$2,441**
Equity		
Owner's Investment	1,752,492	1,015,300
Retained Earnings	(1,007,706)	(372,261)
Net Income	(732,092)	(635,436)
Total Equity	**$12,694**	**$7,603**
TOTAL LIABILITIES AND EQUITY	**$16,730**	**$10,044**

See independent accountant's report.

Unified For Progress, Inc.

Statement of Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PP)
Income		
Sales		1,000
Stripe Sales	7,906	35,189
Uncategorized Income	40	772
Total Income	**$7,945**	**$36,961**
Cost of Goods Sold		
Cost of Goods Sold	1	0
Supplies & Materials - COGS	47,846	45,187
Total Cost of Goods Sold	**$47,847**	**$45,187**
GROSS PROFIT	**$ (39,901)**	**$ (8,226)**
Expenses		
Advertising & Marketing	12,350	28,173
Bank Charges & Fees	698	710
Contractors	91,939	97,975
Legal & Professional Services	29,704	15,639
Meals & Entertainment	1,149	194
Office Supplies & Software	18,158	32,680
Payroll Expenses	522,743	444,399
Reimbursable Expenses	6,366	
Stripe Fees	14	15
Taxes & Licenses	6,952	7,426
Travel	2,083	
Uncategorized Expense	34	
Total Expenses	**$692,191**	**$627,211**
NET OPERATING INCOME	**$ (732,092)**	**$ (635,436)**
NET INCOME	**$ (732,092)**	**$ (635,436)**

Unified for Progress, Inc.

Consolidated Statement of Equity

December 31, 2021

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	6,999,300	$ 70	$ 1,015,230	$ (1,007,697)	$ 7,603
Contribution			$ 737,186		$ 737,186
Repurchase	(336,140)	$ (3)			$ (3)
Other comprehensive gain/ (loss)					
Net income				$ (732,092)	$ (732,092)
ENDING BALANCE 31, 2021	**$ 6,663,160**	**$ 67**	**$ 1,752,416**	**$ (1,739,789)**	**$ 12,694**

Unified For Progress, Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	(635,436)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	(2,439)
Credit Card (3538)	1,221
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(1,218)**
Net cash provided by operating activities	**$ (636,654)**
FINANCING ACTIVITIES	
Benefits Liabilities	(2,379)
Owner's Investment	615,000
Retained Earnings	(1,275)
Net cash provided by financing activities	**$611,346**
NET CASH INCREASE FOR PERIOD	**$ (25,308)**
Cash at beginning of period	35,352
CASH AT END OF PERIOD	**$10,044**

Unified For Progress, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	(732,092)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card (3538)	1,595
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,595**
Net cash provided by operating activities	**$ (730,498)**
FINANCING ACTIVITIES	
Owner's Investment	737,192
Retained Earnings	(8)
Net cash provided by financing activities	**$737,184**
NET CASH INCREASE FOR PERIOD	**$6,686**
Cash at beginning of period	10,044
CASH AT END OF PERIOD	**$16,730**

See independent accountant's report.

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements that have been prepared to present the financial position and result of the operations of the following related entity (collectively, the "Company"). The financial statements only include information from January 1, 2020 through December 31, 2021.

Unified for Progress, Inc. was incorporated in the State of Delaware on September 4, 2018.

Unified for Progress, Inc. is creating a social platform for organizing and activism. Through Unified, activists can create and share posts that also include, organizing actions, empowering their followers to make an impact on issues and causes they care about. By combining organizing capabilities with social features, Unified empowers a modern form of community-driven organizing.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2021, the Company held no cash equivalents.

1. Summary of Significant Accounting Policies (continued

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The Company has not set up an allowance for uncollectible receivables at December 31, 2020 or 2021, because management estimates that the receivables are collectible, and write-offs are historically unusual and small.

Property and Equipment

Property and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Cost of Revenue

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees associated with the delivery of SaaS products to customers.

Software Development Costs

The Company has not capitalized any development costs as the Company has not historically maintained sufficiently detailed records of its internal development activity to capitalize such costs.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1. Summary of Significant Accounting Policies (continued)

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

2. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is fifteen million (15,000,000), consisting of fifteen million (15,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2020, 6,999,300 shares had been issued and are outstanding. As of December 31, 2021, 6,663,160 shares have been issued and are outstanding.

Equity Based Compensation

The equity-based compensation plan authorizes 1,000,000 stock options to be granted. During 2021, the Company had 331,197 options issued and outstanding to key service providers. The remaining are available for future issuance. The vesting schedule is as follows:

> (1) One fourth (1/4th) of the Shares subject to the Option shall vest on the twelve (12) month anniversary of the Vesting Commencement Date, and one forty-eight (1/48th) of the Shares subject to the Option shall vest each month thereafter on the same day of the month as the Vesting Commencement Date (and if there is no corresponding day, on the last day of the month), such that all of the Shares subject to the Option shall have vested on the second anniversary of the Vesting Commencement Date, subject to Participant continuing to be a Service Provider through each such date. The exercise price per share will be equal to the fair market value per share on the date the option is granted, as determined by the Company's Board of Directors in good faith compliance with applicable guidance in order to avoid having the option be treated as deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended.

3. Subsequent Events

On April 20, 2022, the Company issued a $100,000 convertible note. This note bears interest at a rate of 8% per annum and matures on the earlier of May 1, 2024 or triggering event.